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Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	The Gabelli Global Small and Mid Cap Value Trust
File Nos. 333-207415 & 811-22884

Ladies & Gentleman:

On behalf of The Gabelli Global Small and Mid Cap Value Trust (the “Fund”), transmitted herewith please find Post-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2, which is being filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations thereunder. Post-Effective Amendment No. 2 is being filed under Section 8(c) of the Securities Act. The Fund intends to file a further post-effective amendment to its Registration Statement on Form N-2 – Post-Effective Amendment No. 3 – for the primary purpose of adding the Fund’s most recent audited financial statements to the Fund’s Registration Statement on Form N-2.

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Securities and Exchange Commission

July 13, 2017

If you have any questions or require any further information with respect to Post-Effective Amendment No. 2, or any other matter relating to the Fund, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Sincerely,

/s/ Kenneth E. Burdon

Kenneth E. Burdon